Ameristar Casinos, Inc.

3773 Howard Hughes Parkway, Suite 490S

Las Vegas, Nevada

(702) 567-7000

October 31, 2012

VIA EDGAR AND HAND DELIVERY

Duc Dang

Senior Counsel

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Ameristar Casinos, Inc.
Registration Statement on S-4 filed October 10, 2012
File No. 333-184355

Dear Mr. Dang:

This letter responds to the comments of the staff of the Securities and Exchange Commission (the “Staff”) in the letter dated October 26, 2012 (the “Comment Letter”), regarding the above-captioned Registration Statement of Ameristar Casinos, Inc. (the “Company” or “we”) on Form S-4 filed with the Securities and Exchange Commission on October 10, 2012 (the “Registration Statement”).  We also are forwarding, via courier, a copy of this letter and three (3) courtesy copies of Amendment No. 1 in paper format marked to show changes from the Registration Statement as originally filed.  For ease of reference, the headings and numbered paragraphs below correspond to the headings and numbered comments in the Comment Letter, with the Staff’s comments presented in bold italicized text.

General

1.             We note that you are registering the 7.5% Senior Notes due 2021 in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action letter (April 13, 1988).  See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993).  Please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations contained in the Morgan Stanley and Sherman & Sterling no-action letters.

The supplemental letter stating that we are registering the exchange offer in reliance on the position enunciated by the staff of the Commission in Exxon Capital Holdings Corp., SEC No-action letter available May 13, 1988, Morgan Stanley & Co., SEC No-action letter available

June 5, 1991, and Shearman & Sterling, SEC No-action letter available July 2, 1993 has been filed via Edgar as of the date hereof.

2.             It does not appear that you have incorporated future filings made prior to the effective date of your registration statement.  See Compliance and Disclosure Interpretations, Securities Act Forms, Question 123.05.  If necessary, please amend your registration statement to specifically incorporate by reference any quarterly reports or applicable current reports that are filed after your initial registration statement and prior to effectiveness.

We do not expect to have any filings that are to be incorporated by reference prior to the effectiveness of the Registration Statement that are not currently listed in the Registration Statement.  However, if we do have any such filings prior to effectiveness, we will specifically incorporate them by means of a pre-effective amendment to the Registration Statement.

Prospectus Cover Page

3.             We note the following disclosures that are included at the bottom of page ii:

•      Broker-dealers who receive new securities pursuant to the exchange offer acknowledge that they will deliver a prospectus in connection with any resale of such new securities; and

•      Broker-dealers who acquired the old securities as a result of market-making or other trading activities may use the prospectus for the exchange offer, as supplemented or amended, in connection with resales of the new securities.

Please relocate the noted disclosure to your prospectus cover page.

The above referenced disclosure has been relocated from the bottom of page ii to the prospectus cover page.

We appreciate the Staff’s responsiveness with respect to the Company’s filings and look forward to resolving any concerns the Staff may have.  If you have any questions, please contact me at (702) 567-7048 as soon as possible with any questions regarding the foregoing responses.

Very truly yours,

/s/ Peter C. Walsh
Peter C. Walsh
Senior Vice President and General Counsel

cc:	Mark Lahive, Gibson, Dunn & Crutcher LLP